Exhibit 99.1

GasLog Partners LP Announces Closing of its Public Offering of 4,500,000 Common Units and First Option Vessels Acquisition from GasLog Ltd.

MONACO, September 29, 2014 – GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the closing of its public offering of 4,500,000 common units representing limited partner interests (the “common units”). The public offering price was $31.00 per common unit. The net proceeds from the offering, after deducting underwriting discounts and other offering expenses, and including approximately $2.85 million received from GasLog Ltd. to maintain its 2.0% general partner interest in the Partnership, were approximately $136 million.

The Partnership used the net proceeds from the offering to fund the previously announced acquisition (the “Acquisition”) of 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the liquefied natural gas (“LNG”) carriers the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, from GasLog Ltd. (NYSE: GLOG), and to prepay amounts under an existing credit facility related to the vessels being acquired. The Acquisition closed concurrently with the closing of the offering.

With the completion of the Acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between $0.05625 and $0.06250, an increase of approximately 15% above the existing minimum quarterly cash distribution, and an annualized increase of between $0.225 and $0.250 per unit, which would become effective for the Partnership’s cash distribution with respect to the quarter ending December 31, 2014. When combined with the existing minimum quarterly cash distribution of $0.375, this proposed increase would result in a cash distribution of between $0.43125 to $0.43750 per quarter. Any such increase would be conditioned upon, among other things, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Andy Orekar, Chief Executive Officer of GasLog Partners, stated, “The successful completion of GasLog Partners’ first dropdown acquisition only five months after our IPO marks a significant milestone for the Partnership. This transaction delivers immediate accretion to GasLog Partners’ distributable cash flow per unit, while the remaining multi-year pipeline of eligible dropdown vessels at GasLog Ltd. provides a highly visible path to future growth. Furthermore, we believe GasLog Partners’ conservative balance sheet, bolstered by this equity offering, provides us flexibility to pursue additional acquisitions and substantially grow cash distributions for our unitholders.”

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC, Barclays Capital Inc. and Evercore Group L.L.C. acted as joint book-running managers and Deutsche Bank Securities Inc., DNB Markets, Inc., Morgan Stanley & Co. LLC and UBS Investment Bank acted as co-managers for the offering.

The offering was made only by means of a prospectus. A copy of the prospectus relating to the offering may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146); Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone: 800-221-1037; and Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, by telephone: 800-326-5897.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on September 23, 2014. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership formed by GasLog Ltd. to own, operate and acquire liquefied natural gas (“LNG”) carriers under long-term charters. After giving effect to the Acquisition, GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that GasLog Partners expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, cash available for distribution, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.

For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog

Partners’ registration statement on Form F-1 (File No. 333-198133) under the caption “Risk Factors.” We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog Partners LP

Simon Crowe, +377-9797-5115
CFO

Or

Jamie Buckland, +377-9797-5118

Head of Investor Relations